Paris, December 11, 2005
Press Release
Vivendi Universal, TF1 and M6 have announced the beginning of negotiations aimed at entering into an agreement in the field of pay TV.
These negotiations relate to a possible combination of TPS and Canal+ Group, which would be in the best interest of current and future subscribers and which would preserve the identities of the two companies. Together the companies would be in a better position to meet the increased competition from telecommunications and internet companies.
No further comments or information will be provided by any of the three companies until the potential conclusion of these negotiations.
Important disclaimer:
This document contains ‘forward-looking statements’ as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Autorité des Marchés Financiers (www.amf-france.org). Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake to provide, nor has any obligation to provide, update or revise forward-looking statements.